                                                               File No. 70-10025

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 PRE-EFFECTIVE
                                AMENDMENT NO. 4
                                       TO


                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             National Grid Group plc
                               15 Marylebone Road
                                 London NW1 5JD
                                 United Kingdom

                                National Grid USA
                                25 Research Drive
                              Westborough, MA 01582

                           New England Power Company
                               25 Research Drive
                             Westborough, MA 01582

                    Vermont Yankee Nuclear Power Corporation
                               185 Old Ferry Road
                              Brattleboro, VT 05703

   (Names and principal executive offices of companies filing this statement)

                              NATIONAL GRID GROUP plc

                    (Names of top registered holding company)

                               Richard P. Sergel
                         Group Director - North America
                            National Grid Group plc
                             c/o National Grid USA
                               25 Research Drive
                             Westborough, MA 01582

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Hemmie Chang, Esq.                          Kirk L. Ramsauer, Esq.
        Ropes & Gray                                National Grid USA
        One International Place                     25 Research Drive
        Boston, MA 02110                            Westborough, MA 01582


        Denise Redmann, Esq.                        Nancy S. Malmquist, Esq.
        Entergy Corporation                         Downs, Rachlin & Martin
        639 Loyola Avenue                           P.O. Box 99
        New Orleans, LA  70113                      90 Prospect Street
                                                    St. Johnsbury, VT 05819-0099

     The Application/Declaration in File No. 70-10025 hereby is amended by deleting the additional paragraphs added to Item 1.C by Amendment No. 3 and inserting in place thereof the following:

         National Grid's aggregate investment, as defined in Rule 53(a), in FUCOs as of March 31, 2002, was $3.104 billion.(8) The authorization sought herein will not increase National Grid's authorized level of investment in EWGs or FUCOs and will not have a direct effect upon National Grid's investment in EWGs or FUCOs. National Grid has no EWG investments. As of March 31, 2002, National Grid's consolidated retained earnings calculated in accordance with U.S. GAAP was $2.976 billion. Consequently, National Grid's aggregate investment in FUCOs as a percentage of its consolidated retained earnings was 104% as of March 31, 2002. In the January Order National Grid was authorized to issue and sell securities for the purpose of financing investments in FUCOs in an amount up to $5.406 billion.

         National Grid does not qualify for the safe harbor in Rule 53(a) because National Grid's aggregate FUCO investment exceeds 50% of its consolidated retained earnings. In addition, as provided in Rule 53(b)(3), relief under Rule 53(a) is not available because write-downs of $1,140.9 million associated with National Grid's telecommunications investments, held indirectly by National Grid's FUCO, National Grid Holdings Limited, contributed to reported operating losses of $186.3 million for National Grid on a consolidated basis in the fiscal year ended March 31, 2002. Because such operating losses exceed 5% of National Grid's consolidated retained earnings for the year (5% of $2.976 billion is $148.8 million), the threshold in Rule 53(b)(3) is triggered.


         The requirements of Rule 53(c) are currently satisfied by National Grid. First, as provided in Rule 53(c)(1), the proposed transaction "will not have a substantial adverse impact upon the financial integrity of the registered holding company system." National Grid's capitalization is currently sound and should continue to be sound post-transaction. Its ratio of 31.7% equity to total capitalization is in compliance with the conditions set forth in the January Order. National Grid's consolidated capitalization (on a U.S. GAAP basis) over the recent past is shown in the table below.


-----------
(8) Aggregate investment is defined in Rule 53 under the Act to include all amounts invested, or committed to be invested, in EWGs and FUCOs, for which there is recourse, directly or indirectly to National Grid. This limit is applied on a net basis and to the extent National Grid's previous investments or guarantees have been repaid or have expired, those investments are netted from the total aggregate investment.

                                  MARCH 31, 2000       MARCH 31, 2001      MARCH 31, 2002
                                ------------------     --------------    -----------------
NATIONAL GRID AS AT:            ($ mm)         (%)     ($ mm)     (%)     ($ mm)      (%)
--------------------            ------------------     --------------    -----------------

Debt, preferred stock
  and minority interests         6,120         62%      5,955     59%     11,502     68.3%
Common stock equity              3,753         38%      4,146     41%      5,338     31.7%
Total                            9,873        100%     10,101    100%     16,840    100.0%

         National Grid's financial integrity and the soundness of its capital structure is further demonstrated by its high credit rating and National Grid's sound management and investment practices. National Grid is currently rated A2 by Moody's. A review of basic financial measures over time also indicates National Grid's record of financial stability; a product of its sound management. National Grid's equity market value to book value ratios and stock price to earnings ratios over recent years are provided below:

                              MARKET TO BOOK VALUE

As at:                                     Mar. 31, 1999    Mar. 31, 2000     Mar. 31, 2001    Mar. 31, 2002
                                           -------------    -------------     -------------    -------------
                                                $mm              $mm              $mm              $mm
                                           -------------    -------------     -------------    -------------

Market value of equity                         11,084          13,611           11,468            11,689
Book value of equity (under U.S. GAAP)          2,416           3,753            4,146             5,338
Ratio of market to book value (times)            4.6x            3.6x             2.8x              2.2x


                              PRICE/EARNINGS RATIOS

12 months ended:                           Mar. 31, 1999    Mar. 31, 2000     Mar. 31, 2001    Mar. 31, 2002
                                           -------------    -------------     -------------    -------------
                                                 $                 $                $                $
                                           -------------    -------------     -------------    -------------

Basic earnings per share (U.S. GAAP)(9)        1.13               1.10              0.78             (0.15)*
Ratio of price to earnings                     6.6x               8.4x              9.9x             -43.3x


(*) The full write down and provision for all expected related liabilities for telecoms investments in Latin America, Energis and Energis Polska and a non-cash charge to reflect the impact in Argentina of the devaluation of the peso were exceptional items contributing to the loss in the 12 months ended March 31, 2002. Before exceptional items and goodwill amortization, earnings per share increased by 61% over the prior 12 month period.


-----------
(9) Unadjusted for the net income arising on the sale of Energis shares in the year ended March 31, 1999 of $1,149.8 million. Unadjusted for the net income arising on the reduction in National Grid's interest in Energis in the year ended March 31, 1998 of $184.5 million.

         The growth in National Grid's consolidated common stock equity is shown below:


As at:                         Mar. 31,      Mar. 31,      Mar. 31,     Mar. 31,    Mar. 31,      Mar. 31,
                                 1997          1998          1999         2000        2001         2002
                               --------      --------      --------     --------    ---------     --------
                                 $mm           $mm           $mm          $mm         $mm           $mm
                               --------      --------      --------     --------    ---------     --------

Capital stock                      283          286            287         280          248          252
Capital stock premium              304          384            407         440          393        2,276
Treasury stock                       0          (17)           (18)        (26)         (14)         (65)
Retained earnings                1,270          443          1,829       3,111        3,589        2,976
Shareholder's equity             1,839        1,022          2,416       3,753        4,146        5,338
Growth per period                   --          (44)%(10)      136%         55%          10%          29%
                                                                                                  -------
Growth rate over last 5 years                                                                        190%
                                                                                                  -------
Annualized growth rate                                                                                24%
                                                                                                  -------

These tables demonstrate that on a book and market basis National Grid has been soundly capitalized in the past and that it should continue to be financially stable. A review of National Grid's liquidity and capital resources also indicates that the company is financially sound. Net cash inflow from operations was (pound)1,255.4 million ($1,807.8 million) in the fiscal year ended March 31, 2002, compared with (pound)810.6 million ($1,167.3 million) in the prior fiscal year. Cash flow is used to support National Grid's cash obligations such as principal and interest payments on debt and capital expenditures. National Grid's net debt increased from (pound)3,918.2 million ($5,642.2 million) at March 31, 2001 to (pound)8,240.7 ($11,866.6 million) at March 31, 2002, primarily as a result of the acquisition of Niagara Mohawk. Interest cover (the number of times the net interest charge is covered by total operating profit excluding goodwill amortization and exceptional items), which is considered a more relevant indicator of the borrowing capacity of the National Grid group, was 3.0 times (compared with 2.9 times at March 31, 2001 and 8.2 times at March 31, 2000). Capital expenditures of (pound)593.3 million ($854.4 million) for the year ended March 31, 2002, were steady compared to (pound)535.8 million ($771.6 million) for the year ended March 31, 2001. The strong cash flow and


-------------
(10)  A special dividend of $1.23 billion was paid during the year ended
March 31, 1998, which distorts the historical trend in growth of shareholder's equity.

interest cover numbers demonstrate National Grid's ability to meet its current and future obligations.

         In contrast, the write downs of the past year represented unique events that principally recognize a change in value of sunk investments as recorded on National Grid's balance sheet.(11) The Latin American telecommunications businesses, Energis and Energis Polska will not adversely affect National Grid's financial condition in the future because they have been written-down fully, including provisions for associated liabilities. The write downs reflect National Grid's conservative view that, based on current economic prospects, the affected businesses are not likely to produce substantial future value. Nevertheless, it is appropriate in this context to recognize that overall National Grid's investments in the telecommunications industry have generated over (pound)1 billion ($1.44 billion) of net value for National Grid shareholders.

         National Grid has re-focused its telecommunications strategy and is in the process of withdrawing from its investments in alternative telecommunications networks. However, National Grid's Directors believe that there remain attractive opportunities to leverage the group's infrastructure skills and assets in the UK and US to provide sites and related infrastructure services to the wireless communications industry. The risk profile of these opportunities is more closely aligned with the group's core businesses. GridCom, for example, uses National Grid's project management skills and electricity infrastructure (i.e., its network of transmission towers across England and Wales) to capitalize on demand for new base station sites by mobile phone operators. This demand is principally driven by the need of second and third-generation operators to install new infrastructure and the sensitivity of the public to new masts. The combination of these factors makes National Grid's transmission network valuable for mobile phone operators. In the US, National Grid is developing the capability to offer similar services, leveraging National Grid USA's infrastructure assets.

         National Grid's core UK electricity transmission business and its US electricity and gas business are sound and have performed well over the prior fiscal year. Total operating profit before exceptional costs in the UK for the twelve months ended March 31, 2002 was (pound)544.5 million ($784.1 million), reflecting the strong performance of National Grid's core UK electricity transmission business, and the total operating profit, before exceptional costs and goodwill amortization of National Grid USA (representing the consolidated US utility and nonutility operations) was (pound)378.3 million ($544.8 million). As a whole, National Grid's operating profit has increased by 18% and earnings per share, before exceptional items and goodwill amortization, increased by 61% over the fiscal year ended March 31, 2001.

         National Grid's successful operation of both UK and US businesses indicates that the company has sound management skills and expertise in the utility industry, whether foreign or domestic. National Grid's core skills are in design, construction, system operation, regulatory management and customer service activities associated with operating complex networks. Its primary focus on regulated electricity




---------------
(11) Except for a possible pay-out by National Grid as a guarantor on a bank loan to Energis Polska, all the write-downs are non-cash in nature.

networks provides a stable financial base.

         National Grid has put in place a framework to guide its activities to ensure that its business is sustainable and managed in a responsible manner. This includes standards of business conduct that encourage open and constructive dialogue with all of National Grid's stakeholders and the maintenance of high standards of integrity and professionalism. The framework consists of three goals, each of which is aligned to the achievement of business objectives:

         - Sustainable growth: National Grid recognizes that for its growth to bring long-term value to shareholders and others, it must be achieved in a responsible manner.

         - Profits with responsibility: National Grid recognizes that for its business to be sustainable, it must be profitable, but increasing profitability at any cost is neither sustainable nor acceptable to society. National Grid must be responsible, therefore, in the way it generates profits.

         - Investing in the future: National Grid recognizes that the physical presence of its lines, poles and pipes links it closely to the communities that it serves and in which it operates. National Grid therefore plays a wider role in society than just the provision of its services. Commercial success will enable National Grid to continue to invest in the future in ways that benefit shareholders, the environment, employees and society, and National Grid's willingness to do so reflects its desire to be a long-term business.

         National Grid's system of corporate governance plays a key role in assuring that its business is conducted appropriately within the framework outlined above and with the additional standards set forth in The Combined Code of Corporate Governance ("Combined Code"). The Combined Code, which is appended to the Listing Rules of the U.K. Listing Authority, sets out Principles of Good Governance and specific provisions relating to governance with which listed companies, including National Grid, are required to comply or to explain the reasons for any areas of non-compliance.

         National Grid has complied with all of the provisions of the Combined Code throughout the year except for that requiring the appointment of a senior non-executive director. National Grid considers that the independent Non-executive Chairman is the appropriate point of contact for shareholders with concerns about the management of the group, and for this reason does not think it necessary to appoint a separate senior non-executive director.

         National Grid has a separate independent Non-executive Chairman. The National Grid Board consists of the Chairman, the Group Chief Executive and also includes five other Executive Directors and five independent Non-executive Directors. The Board meets at least eight times a year, holding additional meetings when necessary. The Board must approve certain decisions such as the start-up of the acquisition of a new company or any activity in a new territory. The Board also monitors environmental and safety matters throughout the group. Board members each receive regular and ad hoc reports about group activities and have the right and duty to make further inquiries if they think it necessary.

         The Directors are responsible for making sure that the annual report and accounts give a balanced and understandable presentation of the group's position and prospects. The Audit Committee of the Board considers the scope and extent of internal audit and reports annually to the Board on this function. The Audit Committee meets at least four times a year and the Group Chief Executive and Group Finance Director are invited to attend. The Audit Committee has at least one private meeting with the external auditors with management excluded. The Audit Committee also considers the re-appointment of the auditors each year. The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors to ensure that a proper balance is maintained between objectivity and value for the money.

         National Grid's system of internal control helps to safeguard shareholders' investment and the group's assets and is designed to manage, rather than to eliminate, material risks to the achievement of business objectives. The Board is responsible for the group's system of internal control and for reviewing its effectiveness, recognizing that any such system can provide only reasonable, and not absolute, assurance against material misstatement or loss. National Grid maintains an ongoing process for identifying, evaluating and managing the significant risks faced by the group. Any material matters arising are reported to the Board.

         National Grid subjects all project proposals to careful and stringent reviews.

         Statement of Financial Accounting Standards No.121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires an evaluation of the impairment of all assets of a utility that a company plans to write down and take as a loss. Other than the telecommunications interests that were written down as noted above, National Grid currently has no other assets that would need to be written down under SFAS 121.

         Under Rule 53(c)(2) National Grid must demonstrate that the proposed transaction "will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers." The Commission should conclude that the customers of National Grid's U.S. public utility subsidiary companies will not be adversely impacted by the proposed transaction based on the following:

                  (a) The proposed transaction does not involve an issuance or sale of securities to finance the acquisition of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO. In connection with the proposed transaction none of the utility subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which National Grid owns any interest.

                  (b) The proposed transaction will not have any negative impact on the ability of the utility subsidiaries to fund operations and growth. The utility subsidiaries will continue to have financial facilities in place or access to National Grid financing facilities that will adequately support their operations.

                  (c) National Grid will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the utility subsidiaries' employees in connection with providing services to FUCOs. National Grid's FUCOs have experienced and extensive staff resources. Management and support for FUCO operations will be largely performed by National Grid Holdings One plc and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged for projects as necessary. National Grid also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the utility subsidiaries.

                  (d) In connection with the increased FUCO investment level authorized in the January Order, the Commission obtained statements from the state commissions to support its determination under Rule 53(c). In particular, the NYPSC, RIPUC, MDTE, Connecticut Department of Public Utility Control, and the VPSB assured the Commission that they have sufficient authority and resources to protect their ratepayers from any adverse impacts arising out of National Grid's proposed increased level of investment. The NHPUC provided assurance, but noted National Grid's representations that it does not intend to invest in EWGs. Consequently, the Commission reserved jurisdiction over the issuance and sale of securities for the purposes of financing investments in EWGs, pending completion of the record. As noted previously, National Grid has no EWG investments and does not seek FUCO or EWG investment authorization in this Application.

                  National Grid no longer has operations in Connecticut and is not subject to the jurisdiction of the Connecticut Department of Public Utility Control.

                  (e) In addition, National Grid will provide the information required by Form 20-F to permit the Commission to monitor National Grid's financial condition.

                  Consequently, the conditions of Rule 53(c)(2) are satisfied.

                  Since the authorization sought herein will not increase National Grid's authorized level of investment in FUCOs and will not have a direct effect upon National Grid's investment in FUCO's, no adverse findings under Rule 54 should be made and the Commission should approve the authorization requested in this application.

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the applicants named herein have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                           NATIONAL GRID USA


                           By   /s/ Kirk L. Ramsauer
                                -----------------------------------------------
                                Name: Kirk L. Ramsauer
                                Title:  Deputy General Counsel



                           NATIONAL GRID GROUP PLC


                           By   /s/ Kirk L. Ramsauer
                                -----------------------------------------------
                                Name: Kirk L. Ramsauer
                                Title:  Deputy General Counsel


                           VERMONT YANKEE NUCLEAR POWER
                             CORPORATION


                           By   /s/ Bruce W. Wiggett
                                -----------------------------------------------
                                Name: Bruce W. Wiggett
                                Title:  Sr. Vice President of Finance & Admin.



Date: July 30, 2002



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